Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Second Quarter 2020 Financial Results

•	The Company’s operations and performance, while still impacted by COVID-19, showed a steady recovery in the second quarter.
•	A total of 4,066 hotels with 296,307 hotel rooms were in operation as of June 30, 2020, compared to 3,998 hotels and 292,716 hotel rooms as of March 31, 2020.
•	Total revenues decreased 21.4% to RMB216.0 million (US$30.6 million) [1] for the second quarter and decreased 26.8% to RMB373.4 million (US$52.8 million) [1] for the first half of 2020.
•	Net income decreased 26.3% to RMB93.7 million (US$13.3 million) [1] for the second quarter and decreased 69.5% to RMB79.6 million (US$11.3 million) [1] for the first half of 2020.
•	Adjusted EBITDA (non-GAAP) decreased 47.2% to RMB91.4 million (US$12.9 million) [1] for the second quarter and decreased 54.7% to RMB138.9 million (US$19.7 million) [1] for the first half of 2020.
•	Core net income (non-GAAP) decreased 40.2% to RMB74.6 million (US$10.6 million) [1] for the second quarter and decreased 56.8% to RMB93.7 million (US$13.3 million) [1] for the first half of 2020.
•	Net income per ADS (basic and diluted) was RMB1.01 (US$0.14) [1] for the second quarter, and RMB0.90 (US$0.13) [1] for the first half of 2020.
•	Core net income per ADS (basic and diluted) (non-GAAP) was RMB0.72 (US$0.10) [1] for the second quarter, and RMB0.91 (US$0.13) [1] for the first half of 2020.

SHANGHAI, August 13, 2020 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading hospitality management group in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Operational Highlights

•

As of June 30, 2020, the Company had 35 leased-and-operated ("L&O") hotels and 4,031 franchised-and-managed ("F&M") hotels in operation in 343 cities across China, compared to 30 L&O hotels and 2,925 F&M hotels in operation in 300 cities as of June 30, 2019. The geographic coverage increased by 14.3% year over year.

•

During the quarter, the Company opened 111 hotels, a decrease of 23 comparing to 134 hotels in the second quarter of 2019. Among the hotels opened, 1 was in the luxury segment, 28 were in the mid-to-up-scale segment, 50 in the mid-scale segment, and 32 in the economy segment. Geographically speaking, 5 hotels were in Tier 1 cities [2], 34 in Tier 2 cities and the remaining 72 in Tier 3 and smaller cities in China.
The Company closed 43 hotels, 5 due to brand upgrades, and 20 due to their non-compliance with the Company's brand and operating standards. The remaining 18 were closed for property related issues. The Company added a net opening of 68 hotels to its portfolio.

•

As of June 30, 2020, the Company had a pipeline of 1,087 hotels contracted for or under development, among which 54 hotels were in the luxury hotel segment, 215 in the mid-to-up-scale segment, 439 in the mid-scale segment, and 379 in the economy segment.

•	The average daily room rate, or ADR, for all hotels in operation, was RMB142, a decrease of 17.4% year-over-year.
•	The occupancy rate, or OCC for all hotels in operation was 63.4%, compared with 81.1% in the second quarter of 2019.
•	The revenue per available room, or RevPAR, which is calculated by multiplying our hotels' ADR by its occupancy rate, was RMB90, representing a 35.4% year-over-year decrease.
•

As of June 30, 2020, the Company's loyalty program had more than 49 million individual members and over 1,560,000 corporate members, compared to approximately 46 million and over 1,520,000 corporate members as of March 31, 2020. The Company had approximately 93.7% of room nights sold directly.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of
US$1.00=RMB7.0651 on June 30, 2020 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at
https://www.federalreserve.gov/releases/h10/current/
2 Tier 1 Cities refers to Beijing, Shanghai, Shenzhen and Guangzhou; Tier 2 Cities refers to the 32 major cities, other than Tier 1
Cities, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as municipalities with independent planning by the State Council.

Exhibit 99.1

“I am proud of the Q2 results we achieved, especially considering the difficult environment that we operated under as a result of COVID-19. Through it all, our business remained resilient and highly adaptable. We continued to serve and protect our guests, our sales recovered, and we returned to profitability,” said Mr. Alex Xu, Chairman and Chief Executive Officer of GreenTree. “I know it was not easy for our staff and franchisees who worked tirelessly to guarantee the safety and health of our guests. I know it was a real challenge for anyone in the hospitality industry to overcome the headwinds from COVID-19” continued Mr. Xu.

“I am also proud of our staff and franchisees for what they delivered this quarter. We quickly adjusted our operations and marketing campaigns to meet evolving consumer preferences and weaker market conditions. We protected our margins thanks to our flexible cost structure and the measures we implemented over recent quarters and that we will continue to implement for the rest of 2020. As a result, our organic same-hotel RevPAR, excluding hotels under requisition, temporary closures, and impact from consolidated entities, deceased 22.2% in the second quarter to 112 RMB. Our overall performance was better than the average across the hospitality industry in China. Our occupancy rate has rebounded and exceeded 75% on average during the second half of July, exceeded 82% during the first two weeks of August, up substantially from 65% in the second half of May.

With the Chinese government’s efforts to bring the spread of COVID-19 under control, domestic tourism and business is gradually bouncing back. On July 15, 2020, the Ministry of Culture and Tourism lifted restrictions on inter-provincial travel. The lifting of these restrictions has stimulated business travel and summer travel and helped the hospitality sector to deliver steady and improved performance. With assistance and support from the government and our business partners, together with our core strengths such as our large and loyal membership and strong operational capabilities, we are well positioned to deliver another year of outstanding service to our guests, strong performance to our franchisees, and sustainable growth to our shareholders."

Second Quarter of 2020 Financial Results

	Quarter Ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	60,510,976	50,337,339	7,124,788
Franchised-and-managed hotels	214,419,775	165,652,625	23,446,607
Total revenues	274,930,751	215,989,964	30,571,395

	Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	112,336,802	84,137,483	11,908,888
Franchised-and-managed hotels	397,887,057	289,248,472	40,940,464
Total revenues	510,223,859	373,385,955	52,849,352

Total revenues for the second quarter of 2020 were RMB216.0 million (US$30.6 million) [1], representing a 21.4% year-over-year decrease. The decrease was primarily due to the impact of COVID-19, which resulted in declined RevPAR of L&O hotels and F&M hotels, renovation of 5 L&O hotels, delay in new hotel openings, as well as partial reduction and extension of sublease income recognition. Total revenues for the first half of 2020 were RMB373.4 million (US$52.8 million) [1], representing a 26.8% decrease.

Exhibit 99.1

•

Total revenues from leased-and-operated hotels for the second quarter of 2020 were RMB50.3 million (US$7.1 million) [1], representing a 16.8% year-over-year decrease. The decrease was primarily due to RevPAR decrease of 47.1%, renovation of 5 L&O hotels, and partial reduction and extension of sublease income recognition, and partially offset by the revenue contributed by 6 L&O hotels of the Urban Hotel Group (“Urban”). Total revenues from L&O hotels for the first half of 2020 were RMB84.1 million (US$11.9 million) [1], representing a 25.1% decrease.

•

Total revenues from franchised-and-managed hotels for the second quarter of 2020 were RMB165.7 million (US$23.4 million) [1], representing a 22.7% year-over-year decrease. Initial franchise fees increased by 0.5% year-over-year, mainly attributable to the gross opening of 111 hotels and contribution from historical amortization under ASC606, which was adopted since the first quarter of 2019. The 24.3% decrease from the second quarter of 2019 in recurring franchisee management fees and others was primarily due to the delay in new hotel openings and RevPAR decrease of 35.2%. Total revenues from F&M hotels for the first half of 2020 were RMB289.2 million (US$40.9 million) [1], representing a 27.3% decrease.

	Quarter Ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
Initial franchise fee	13,243,838	13,313,072	1,884,343
Recurring franchise management fee and others	201,175,937	152,339,553	21,562,264
Revenues from franchised-and-managed hotels	214,419,775	165,652,625	23,446,607

	Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
Initial franchise fee	25,996,787	26,365,904	3,731,851
Recurring franchise management fee and others	371,890,270	262,882,568	37,208,613
Revenues from franchised-and-managed hotels	397,887,057	289,248,472	40,940,464

Total operating costs and expenses

	Quarter Ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	78,939,817	94,916,577	13,434,570
Selling and marketing expenses	16,353,634	11,999,656	1,698,441
General and administrative expenses	39,768,385	48,143,971	6,814,337
Other operating expenses	65,350	41,123	5,820
Total operating costs and expenses	135,127,186	155,101,327	21,953,168

	Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	158,939,661	184,679,850	26,139,736
Selling and marketing expenses	41,029,736	29,840,978	4,223,716
General and administrative expenses	65,500,871	76,889,542	10,883,008
Other operating expenses	107,974	1,198,272	169,605
Total operating costs and expenses	265,578,242	292,608,642	41,416,065

Exhibit 99.1

Hotel operating costs for the second quarter of 2020 were RMB94.9 million (US$13.4 million) [1], representing a 20.2% increase year-over-year. The increase was mainly attributable to higher rents, higher depreciation and amortization, and the consolidation of operation costs of Argyle Hotel Management Group (Australia) Pty Ltd (“Argyle”) and Urban. Argyle’s costs increased compared to one year ago, primarily due to rents for 2 L&O hotels in development. Excluding the impact from acquired entities, hotel operating costs for this quarter decreased 6.2%, which was primarily due to a decrease in salaries of hotel staffs and regional general managers, and decreases in utilities, consumable, food and beverage, which resulted from the declined occupancy rate. For the first half of 2020, hotel operating costs were RMB184.7 million (US$26.1 million) [1], representing a 16.2% increase.

	Quarter Ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
Rental	19,039,168	35,806,000	5,068,010
Utilities	4,891,420	3,172,300	449,010
Personnel cost	8,495,301	9,332,835	1,320,977
Depreciation and amortization	7,174,031	10,588,191	1,498,661
Consumable, food and beverage	6,931,925	6,789,575	961,002
Costs of general managers of franchised-and-managed hotels	23,045,469	20,691,454	2,928,685
Other costs of franchised-and-managed hotels	7,306,217	5,476,527	775,152
Others	2,056,286	3,059,695	433,073
Hotel Operating Costs	78,939,817	94,916,577	13,434,570

	Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
Rental	39,647,433	62,908,982	8,904,188
Utilities	11,045,983	7,592,490	1,074,647
Personnel cost	17,289,575	19,563,480	2,769,031
Depreciation and amortization	13,698,236	21,927,026	3,103,569
Consumable, food and beverage	13,769,076	15,540,443	2,199,607
Costs of general managers of franchised-and-managed hotels	45,490,112	41,334,102	5,850,462
Other costs of franchised-and-managed hotels	12,992,800	9,979,587	1,412,519
Others	5,006,446	5,833,740	825,713
Hotel Operating Costs	158,939,661	184,679,850	26,139,736

Selling and marketing expenses for the second quarter of 2020 were RMB12.0 million (US$1.7 million) [1], representing a 26.6% year-over-year decrease. The decrease was mainly attributable to sustainable reductions in costs for advertising and meals. Excluding Argyle’s and Urban’s expenses, selling and marketing expenses in this quarter decreased 37.6%. For the first half of 2020, selling and marketing expenses were RMB29.8 million (US$4.2 million) [1], representing a 27.3% decrease.

General and administrative expenses for the second quarter of 2020 were RMB48.1 million (US$6.8 million) [1], representing a 21.1% year-over-year increase. The increase was primarily attributable to higher depreciation and amortization for our property and equipment, increased consulting fees, and the consolidation of expenses from Argyle and Urban. Additionally, a one-time bad debt regarding to account receivable due to COVID-19 was accrued. Excluding the impact from acquired entities and accrued bad debts, G&A expenses decreased by 21.6%. General and

Exhibit 99.1

administrative expenses for the first half of 2020 were RMB76.9 million (US$10.9 million) [1], representing a 17.4% year-over-year increase.

Gross profit for the second quarter of 2020 was RMB121.1 million (US$17.1 million) [1], representing a year-over-year decrease of 38.2%. Gross margin was 56.1%, compared to 71.3% a year ago. The decrease was primarily due the impact of COVID-19. Gross profit for the first half of 2020 was RMB188.7 million (US$26.7 million) [1], representing a 46.3% year-over-year decrease.

Income from operations for the second quarter of 2020 totaled RMB62.7 million (US$8.9 million) [1], representing a year-over-year decrease of 55.7%. The decrease was mainly due to decreased revenues resulting from lower RevPAR, delays in new hotel openings, and certain extension of sublease income recognition. Operating margin, defined as income from operations as percentage of total revenues, was 29.0%, compared to 51.4% a year ago. Income from operations for the first half of 2020 totaled RMB99.9 million (US$14.1 million) [1], representing a year-over-year decrease of 60.6%.

Adjusted EBITDA (non-GAAP) for the second quarter of 2020 was RMB91.4 million (US$12.9 million) [1], representing a year-over-year decrease of 47.2%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 42.3%, compared to 63.0% a year ago. Adjusted EBITDA (non-GAAP) for the first half of 2020 was RMB138.9 million (US$19.7 million) [1], representing a year-over-year decrease of 54.7%.

Net income for the second quarter of 2020 was RMB93.7 million (US$13.3 million) [1], representing a year-over-year decrease of 26.3%. Net margin was 43.4%, compared to 46.2% a year ago. The year-over-year decrease was primarily due to revenue decrease partially offset by gains from investments in equity securities. Net income for the first half of 2020 was RMB79.6 million (US$11.3 million) [1], representing a year-over-year decrease of 69.5%.

Core net income (non-GAAP) for the second quarter of 2020 was RMB74.6 million (US$10.6 million) [1], representing a year-over-year decrease of 40.2%. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, was 34.6%, compared to 45.4% one year ago. Core net income (non-GAAP) for the first half of 2020 was RMB93.7 million (US$13.3 million) [1], representing a year-over-year decrease of 56.8%.

Earnings per ADS (basic and diluted) for the second quarter of 2020 was RMB1.01 (US$0.14) [1], down from earnings per ADS of RMB1.26 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) was RMB0.72 (US$0.10) [1], down from RMB1.23 a year ago. Earnings per ADS (basic and diluted) for the first half of 2020 was RMB0.90 (US$0.13) [1] up from RMB2.59 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) was RMB0.91 (US$0.13) [1] for the first half of 2020, decreased from RMB2.11 of 2019.

Cash flow. Operating cash inflow for the second quarter of 2020 was RMB58.3 million (US$8.2 million) [1] as a result of recovery from COVID-19 and improved operating performance. Investing cash outflow for the second quarter of 2020 was RMB46.2 million (US$6.5 million) [1], which was primarily attributable to short-term investments, investment in property, and loans to franchisees. The investing cash outflow was also partially offset by repayment of advances for investments, as well as repayment from franchisees. Financing cash inflow was RMB3.0 million (US$0.4 million). Operating cash inflow for the first half of 2020 was RMB9.9 million (US$1.4 million) [1]. Investing cash inflow for the first half of 2020 was RMB108.8 million (US$15.4 million) [1]. Financing cash inflow for the first half of 2020 was RMB13.4 million (US$1.9 million) [1].

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposit. As of June 30, 2020, the Company had a total balance of cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB1,714.0 million (US$242.6 million) [1], as compared to RMB1,613.9 million as of March 31, 2020. The increase from Q1 was primarily attributable to cash inflow from operating activities, changes in fair value of equity securities, proceeds from disposal of investments, and offset by loans to franchisees and investment on upgrade decoration.

COVID-19 Update

With the Chinese government’s efforts to bring the spread of COVID-19 under control, domestic tourism and business is gradually bouncing back. According to the STR data, the occupancy rate of hotels in China has been improving steadily during the second quarter and reached 63.1% during the last week of July, up substantially from the low of 8.4% during the week of February 9, 2020. Although new COVID-19 cases were reported in Beijing and Dalian in the

Exhibit 99.1

middle of June, the outbreak quickly came under control thanks to local governments’ effective measures and an adequate supply of nucleic acid detection test kits. With the economic environment improving, business traveling gradually returned to normal starting late June.

On July 15, 2020, The Ministry of Culture and Tourism announced that the restrictions on cross provincial travel would be lifted. The lifting of these restrictions will stimulate business travel and summer travel and help the hospitality sector to deliver steady and improved performance. With all the endeavor and assistance from the government and our business partners, most franchisees have now resumed business operations. Our occupancy rate has rebounded and exceeded 75% on average in the second half of July, exceeded 82% during the first two weeks of August, up substantially from 65% in the second half of May.

Guidance

Due to the impact of COVID-19, the Company expects a decline in total revenues in the third quarter of 2020 of 8%-13% year-over-year, and a decline in total revenues of 10%-15% for the full year 2020, compared to 2019.

The guidance set forth above reflects the Company's current and preliminary views based on our recovery speed and may not be indicative of the final financial results for future interim periods and the full year.

Conference Call

GreenTree's management will hold an earnings conference call at 9:00 PM U.S. Eastern Time on August 13, 2020 (9:00 AM Beijing/Hong Kong Time on August 14, 2020).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
Mainland China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945 or 852-3018-4992
Singapore	800-120-6157

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the call will be available after the conclusion of the conference call until August 20, 2020.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Canada Toll Free	855-669-9658
Passcode:	10146314

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant

Exhibit 99.1

components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The term Adjusted EBITDA and core net income is not defined under U.S. GAAP, and Adjusted EBITDA and core net income is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company’s non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality management group in China. As of June 30, 2020, GreenTree had a total number of 4,066 hotels. In 2019, GreenTree ranked among the Top 12 worldwide in terms of number of hotels in “World's Largest Hotel Companies: HOTELS' 325”, published by HOTELS magazine, and was as well the fourth largest hospitality company in China in 2019 based on the statistics issued by the China Hospitality Association.

GreenTree has built a strong suite of brands including its flagship "GreenTree Inns" brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has further expanded its brand portfolio into mid-to-up-scale and luxury segments through a series of strategic investments. By offering diverse brands, through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing.

Exhibit 99.1

You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

Exhibit 99.1

---Financial Tables and Operational Data Follow—

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	319,847,701	452,608,736	64,062,609
Short-term investment	437,279,026	191,176,808	27,059,321
Investments in equity securities	207,007,926	173,261,027	24,523,507
Accounts receivable, net of allowance	99,701,226	120,470,392	17,051,477
Amounts due from related parties	31,739,731	29,439,855	4,166,941
Prepaid rent	18,794,665	8,872,415	1,255,809
Inventories	2,537,717	2,790,179	394,924
Other current assets	66,004,017	44,818,677	6,343,672
Loans receivable, net	82,312,201	145,035,382	20,528,425
Total current assets	1,265,224,210	1,168,473,471	165,386,685

Non-current assets:
Restricted cash	22,312,522	22,169,900	3,137,946
Long-term time deposits	560,000,000	590,000,000	83,509,080
Loan receivable, net	121,563,742	172,337,304	24,392,762
Property and equipment, net	614,936,505	631,423,774	89,372,235
Intangible assets, net	496,280,316	493,363,778	69,831,110
Goodwill	100,078,236	100,231,487	14,186,846
Long-term investments	398,637,701	422,585,859	59,813,146
Other assets	76,957,992	50,332,514	7,124,105
Deferred tax assets	160,488,193	168,657,703	23,871,949
TOTAL ASSETS	3,816,479,417	3,819,575,790	540,625,864

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	60,000,000	70,000,000	9,907,857
Accounts payable	15,296,042	18,185,038	2,573,925
Advance from customers	40,105,627	32,347,707	4,578,521
Amounts due to related parties	3,518,031	1,469,730	208,027
Salary and welfare payable	42,650,527	44,054,228	6,235,471
Deferred rent	5,179,664	6,265,589	886,837
Deferred revenue	231,925,272	224,959,453	31,840,944
Accrued expenses and other current liabilities	302,448,361	276,933,394	39,197,378
Income tax payable	93,909,177	47,490,213	6,721,802
Total current liabilities	795,032,701	721,705,352	102,150,762

Deferred rent	17,821,686	20,887,160	2,956,386
Deferred revenue	410,807,248	378,729,312	53,605,655
Other long-term liabilities	118,112,511	135,731,808	19,211,590
Deferred tax liabilities	195,303,547	199,317,796	28,211,603
Unrecognized tax benefits	261,641,717	258,431,806	36,578,648

Exhibit 99.1

	December 31, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
TOTAL LIABILITIES	1,798,719,410	1,714,803,234	242,714,644

Shareholders’ equity:
Class A ordinary shares	219,526,699	222,587,070	31,505,155
Class B ordinary shares	115,534,210	115,534,210	16,352,806
Additional paid-in capital	1,152,108,217	1,149,280,404	162,670,083
Retained earnings	308,698,533	401,194,544	56,785,402
Accumulated other comprehensive income	65,300,854	69,116,862	9,782,857
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,861,168,513	1,957,713,090	277,096,303

Non-controlling interests	156,591,494	147,059,466	20,814,917
Total shareholders’ equity	2,017,760,007	2,104,772,556	297,911,220

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,816,479,417	3,819,575,790	540,625,864

Exhibit 99.1

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended			Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated hotels	60,510,976	50,337,339	7,124,788	112,336,802	84,137,483	11,908,888
Franchised-and-managed hotels	214,419,775	165,652,625	23,446,607	397,887,057	289,248,472	40,940,464
Total revenues	274,930,751	215,989,964	30,571,395	510,223,859	373,385,955	52,849,352

Operating costs and expenses
Hotel operating costs	(78,939,817)	(94,916,577)	(13,434,570)	(158,939,661)	(184,679,850)	(26,139,736)
Selling and marketing expenses	(16,353,634)	(11,999,656)	(1,698,441)	(41,029,736)	(29,840,978)	(4,223,716)
General and administrative expenses	(39,768,385)	(48,143,971)	(6,814,337)	(65,500,871)	(76,889,542)	(10,883,008)
Other operating expenses	(65,350)	(41,123)	(5,820)	(107,974)	(1,198,272)	(169,605)
Total operating costs and expenses	(135,127,186)	(155,101,327)	(21,953,168)	(265,578,242)	(292,608,642)	(41,416,065)

Other operating income	1,639,842	1,762,982	249,534	8,546,295	19,093,913	2,702,568
Income from operations	141,443,407	62,651,619	8,867,761	253,191,912	99,871,226	14,135,855

Interest income and other, net	17,759,532	14,107,924	1,996,847	34,228,543	24,721,184	3,499,056
Interest expense	(700,350)	(1,727,991)	(244,581)	(1,385,475)	(2,738,246)	(387,574)
Gains/(losses) from investment in equity securities	15,902,581	42,534,583	6,020,379	75,837,051	(12,640,335)	(1,789,123)
Other income, net	1,860,961	-	-	2,690,742	-	-
Income before income taxes	176,266,131	117,566,135	16,640,406	364,562,773	109,213,829	15,458,214

Income tax expense	(49,050,930)	(24,399,003)	(3,453,454)	(103,216,322)	(30,576,563)	(4,327,831)
Income before share of (losses)/gains in equity investees	127,215,201	93,167,132	13,186,952	261,346,451	78,637,266	11,130,383

Share of (losses)/gains in equity investees, net of tax	(114,566)	553,487	78,341	(287,797)	948,331	134,227
Net income	127,100,635	93,720,619	13,265,293	261,058,654	79,585,597	11,264,610

Net loss attributable to non-controlling interests	1,376,781	10,621,047	1,503,311	2,332,314	12,910,415	1,827,351
Net income attributable to ordinary shareholders	128,477,416	104,341,666	14,768,604	263,390,968	92,496,012	13,091,961

Net earnings per share
Class A ordinary share-basic and diluted	1.26	1.01	0.14	2.59	0.90	0.13
Class B ordinary share-basic and diluted	1.26	1.01	0.14	2.59	0.90	0.13

Net earnings per ADS
Class A ordinary share-basic and diluted	1.26	1.01	0.14	2.59	0.90	0.13
Class B ordinary share-basic and diluted	1.26	1.01	0.14	2.59	0.90	0.13

Weighted average shares outstanding
Class A ordinary share-basic and diluted	67,113,004	68,286,954	68,286,954	67,064,583	68,286,954	68,286,954
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909

Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustments	11,020,015	(1,181,225)	(167,192)	(3,782,503)	3,816,008	540,121
Comprehensive income/(loss), net of tax	138,120,650	92,539,394	13,098,101	257,276,151	83,401,605	11,804,731

Comprehensive loss attributable to non-controlling interests	1,376,781	10,621,047	1,503,312	2,332,314	12,910,415	1,827,351
Comprehensive income/(loss) attributable to ordinary shareholders	139,497,431	103,160,441	14,601,413	259,608,465	96,312,020	13,632,082

Exhibit 99.1

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended			Six Months Ended
	June30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Operating activities:
Net income	127,100,635	93,720,619	13,265,293	261,058,654	79,585,597	11,264,610

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,150,042	16,339,200	2,312,664	15,820,814	32,005,845	4,530,133
Share of losses/(gains) in equity method investments	114,566	(553,487)	(78,341)	287,797	(948,331)	(134,228)
Interest income	(2,452,171)	(2,097,419)	(296,870)	(10,413,809)	(4,841,860)	(685,321)
Bad debt expense	(5,890,482)	12,009,289	1,699,805	(4,999,113)	17,928,925	2,537,675
(Gains)/losses from investments in equity securities	(15,902,581)	(42,534,582)	(6,020,379)	(75,837,051)	12,640,335	1,789,123
Foreign exchange gains	(324,322)	(1,367,301)	(193,529)	(528,439)	(209,869)	(29,705)
Share-based compensation	6,260,341	-	-	11,109,792	232,558	32,916
Income tax expenses related to dividend distribution or retained profits	3,955,452	4,089,529	578,835	7,799,944	8,089,529	1,144,999

Changes in operating assets and liabilities:
Accounts receivable	(5,850,767)	(44,819,542)	(6,343,794)	(23,868,928)	(38,698,091)	(5,477,359)
Prepaid rent	-	5,586,585	790,730	711,581	9,922,250	1,404,403
Inventories	(280,089)	156,836	22,199	1,168,794	(237,377)	(33,599)
Amounts due from related parties	(25,151)	715,354	101,252	(21,551)	1,510,197	213,755
Other current assets	(7,010,607)	(5,488,452)	(776,840)	186,182	14,827,078	2,098,637
Other assets	(7,453,225)	(3,332,215)	(471,646)	(12,142,854)	(9,014,522)	(1,275,923)
Accounts payable	(2,228,556)	1,602,850	226,869	1,970,109	2,888,996	408,911
Amounts due to related parties	899,112	(30,278)	(4,286)	832,348	(2,048,301)	(289,918)
Salary and welfare payable	2,313,943	3,390,002	479,824	(5,049,650)	1,372,751	194,300
Deferred revenue	9,218,777	(8,125,238)	(1,150,053)	4,825,701	(39,043,755)	(5,526,285)
Advance from customers	(607,442)	(5,183,719)	(733,708)	(2,278,224)	(7,757,920)	(1,098,062)
Accrued expenses and other current liabilities	2,668,564	76,631,257	10,846,450	28,261,232	(28,104,147)	(3,977,884)
Income tax payable	(51,216,175)	(30,267,700)	(4,284,115)	(27,333,112)	(46,418,967)	(6,570,178)
Unrecognized tax benefits	22,867,582	(17,495,140)	(2,476,276)	28,914,333	(3,209,911)	(454,333)
Deferred rent	(1,558,697)	(910,363)	(128,854)	(1,851,268)	4,151,399	587,592
Other long-term liabilities	2,545,743	4,624,768	654,593	3,593,469	17,619,297	2,493,850
Deferred taxes	(272,719)	1,599,014	226,327	4,997,435	(12,368,615)	(1,750,664)
Net cash provided by (used in) operating activities	85,021,773	58,259,867	8,246,150	207,214,186	9,873,091	1,397,445

Investing activities:
Purchases of property and equipment	(4,451,361)	(18,550,705)	(2,625,682)	(13,511,310)	(41,628,937)	(5,892,194)
Purchases of intangible assets	-	(9,075)	(1,284)	-	(9,075)	(1,284)
Proceeds from disposal of property and equipment	1,000,000	11,125	1,575	1,300,000	11,125	1,575
Acquisitions, net of cash received	(234,660,607)	(1,255,807)	(177,748)	(244,660,607)	(1,255,807)	(177,748)
Advances for acquisitions	(47,866,700)	-	-	(47,866,700)	-	-
Repayment of advances for investments	-	35,440,000	5,016,206	-	35,440,000	5,016,206
Purchases of short-term investments	(28,283,130)	(46,420,027)	(6,570,328)	(210,512,312)	(147,690,027)	(20,904,167)
Proceeds from short-term investments	40,774,393	3,567,419	504,935	756,830,368	398,634,105	56,422,995
Increase of long-term time deposits	(20,000,000)	-	-	(460,000,000)	(30,000,000)	(4,246,224)
Purchases of investments in equity securities	(22,060,000)	-	-	(24,036,351)	-	-
Purchases of long term investments	-	-	-	(249,464,401)	-	-
Proceeds from disposal of equity securities	36,617,830	-	-	145,221,744	-	-
Dividends received from investment in equity securities	-	2,540,418	359,573	-	2,540,418	359,573
Proceeds from disposal of equity method investments	-	6,380,000	903,030	-	6,380,000	903,030
Loan to related parties	(106,979,750)	(19,850,000)	(2,809,585)	(116,979,750)	(185,366,500)	(26,236,925)
Repayment from a related party	116,979,750	20,639,679	2,921,357	116,979,750	186,156,179	26,348,697
Loan to third parties	(135,835,219)	(1,200,000)	(169,849)	(151,775,219)	(3,200,000)	(452,931)
Repayment of loan from third parties	121,280,219	-	-	121,280,219	-	-
Loan to franchisees	(13,460,000)	(47,721,778)	(6,754,580)	(31,590,000)	(146,451,778)	(20,728,903)

Exhibit 99.1

	Quarter Ended			Six Months Ended
	June30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Repayment from a franchisee	1,973,956	20,199,572	2,859,064	7,267,353	35,215,035	4,984,365
Net cash (used in) provided by investing activities	(294,970,619)	(46,229,179)	(6,543,316)	(401,517,216)	108,774,738	15,396,065

Financing activities:
Distribution to the shareholders	-	-	-	(208,025,814)	-	-
Proceeds from short-term borrowings	-	-	-	-	10,000,000	1,415,408
Capital contribution from non-controlling interest holders	-	2,978,387	421,563	10,390,000	3,378,387	478,180
Net cash (used in) provided by financing activities	-	2,978,387	421,563	(197,635,814)	13,378,387	1,893,588

Effect of exchange rate changes on cash and cash equivalents and restricted cash	3,249,707	1,167,214	165,208	(8,440,253)	592,196	83,820
Net (decrease) increase in cash and cash equivalents and restricted cash	(206,699,139)	16,176,289	2,289,605	(400,379,097)	132,618,412	18,770,918
Cash and cash equivalents and restricted cash at the beginning of the period	1,073,645,827	458,602,346	64,910,949	1,267,325,785	342,160,223	48,429,636
Cash and cash equivalents and restricted cash at the end of the period	866,946,688	474,778,635	67,200,554	866,946,688	474,778,635	67,200,554

Exhibit 99.1

GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended			Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Net income	127,100,635	93,720,619	13,265,293	261,058,654	79,585,597	11,264,610

Deduct:
Other operating income	1,639,842	1,762,982	249,534	8,546,295	19,093,913	2,702,568
Gains from investment in equity securities	15,902,581	42,534,583	6,020,379	75,837,051	42,534,583	6,020,379
Share of gain in equity investees, net of tax	-	553,487	78,341	-	948,331	134,228
Other income, net	1,860,961	-	-	2,690,742	-	-

Add:
Other operating expenses	65,350	41,123	5,820	107,974	1,198,272	169,604
Income tax expense	49,050,930	24,399,003	3,453,455	103,216,322	30,576,563	4,327,832
Share of loss in equity investees, net of tax	114,566	-	-	287,797	-	-
Interest expense	700,350	1,727,991	244,581	1,385,475	2,738,246	387,574
Share-based compensation	7,326,131	-	-	12,175,582	232,558	32,916
Depreciation and amortization	8,150,042	16,339,200	2,312,663	15,820,814	32,005,845	4,530,133
Losses from investment in equity securities	-	-	-	-	55,174,918	7,809,503
Adjusted EBITDA (Non-GAAP)	173,104,620	91,376,884	12,933,558	306,978,530	138,935,172	19,664,997

	Quarter Ended			Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Net income	127,100,635	93,720,619	13,265,293	261,058,654	79,585,597	11,264,610

Deduct:
Government subsidies (net of 25% tax)	233,981	779,513	110,332	5,048,981	13,212,085	1,870,049
Gains from investment in equity securities (net of 25% tax)	11,926,936	31,900,937	4,515,285	56,877,788	31,900,937	4,515,285
Other income (net of 25% tax)	1,395,721	-	-	2,018,057	-	-

Add:
Share-based compensation	7,326,131	-	-	12,175,582	232,558	32,916
Losses from investments in equity securities	-	-	-	-	41,381,189	5,857,127
One-time provision of bad debt	-	9,501,082	1,344,791	-	9,501,082	1,344,791
Income tax expenses related to dividend distribution	3,955,452	4,089,529	578,835	7,799,944	8,089,529	1,144,999
Core net income(Non-GAAP)	124,825,580	74,630,780	10,563,302	217,089,354	93,676,933	13,259,109

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	1.23	0.72	0.10	2.11	0.91	0.13
Class B ordinary share-basic and diluted	1.23	0.72	0.10	2.11	0.91	0.13

Exhibit 99.1

Operational Data

	As of June 30, 2019	As of June 30, 2020
Total hotels in operation:	2,955	4,066
Leased-and-owned hotels	30	35
Franchised hotels	2,925	4,031
Total hotel rooms in operation	236,557	296,307
Leased-and-owned hotels	3,803	4,359
Franchised hotels	232,754	291,948
Number of cities	300	343

	Quarter Ended
	As of June 30, 2019	As of June 30, 2020
Occupancy rate (as a percentage)
Leased-and-owned hotels	70.5%	46.5%
Franchised hotels	81.3%	63.7%
Blended	81.1%	63.4%
Average daily rate (in RMB)
Leased-and-owned hotels	216	173
Franchised hotels	171	142
Blended	172	142
RevPAR (in RMB)
Leased-and-owned hotels	152	80
Franchised hotels	139	90
Blended	139	90

Exhibit 99.1

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	As of June	As of June	As of June	As of June
	30, 2019	30, 2020	30, 2019	30, 2020
Luxury	19	21	4,017	4,388
Argyle	19	21	4,017	4,388
Mid-to-up-scale	152	296	15,357	26,682
GreenTree Eastern	96	118	10,200	12,509
Deepsleep Hotel (无眠酒店)	1	2	62	161
Gem	18	32	1,669	2,896
Gya	11	28	918	2,348
Vx	17	28	1,397	2,260
Ausotel	9	11	1,111	1,521
Urban Garden and others*	/	77	/	4,987
Mid-scale	2,348	2,610	198,176	212,674
GreenTree Inn	1,931	2,047	166,183	173,519
GT Alliance	295	316	22,994	24,176
GreenTree Apartment	3	10	180	488
Vatica	119	124	8,819	9,026
City 118 Selected and others*	/	113	/	5,465
Economy hotels	436	1,139	19,007	52,563
Shell	436	574	19,007	25,017
City 118 and others*	/	565	/	27,546
Total	2,955	4,066	236,557	296,307

* Others include other brands in each segment of Urban.

Exhibit 99.1

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886 ext. 7999

E-mail: ir@998.com

Mr. Nicky Zheng

Phone: +86-21-3617-4886 ext. 6708

E-mail: ir@998.com

Christensen

In Shanghai

Ms. Constance Zhang

Phone: +86-138-1645-1798

E-mail: czhang@christensenIR.com

In Hong Kong
Ms. Karen Hui
Phone: +852-9266-4140
E-mail: khui@christensenIR.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com